EX-99.(d)(xxvii)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 10th day of February, 2026 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to Lord Abbett Core Fixed Income Fund (“Core Fixed Income Fund”), Lord Abbett Short Duration Core Bond Fund (“Short Duration Core Bond Fund”), and Lord Abbett Total Return Fund (“Total Return Fund”) (each, a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Core Fixed Income Fund, Lord Abbett agrees for the period set forth in paragraph 5 below to waive the Fund’s Class I shareholder servicing expenses at the annual rate of 0.04% of the Fund’s average daily net assets.

2.	With respect to Short Duration Core Bond Fund, Lord Abbett agrees for the period set forth in paragraph 5 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees, acquired fund fees and expenses, interest-related expenses, taxes, expenses related to litigation and potential litigation, and extraordinary expenses, to an annual rate of 0.40% for each class other than Class F3 and R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, interest-related expenses, taxes, expenses related to litigation and potential litigation, and extraordinary expenses, to an annual rate of 0.31% for Class F3 and R6.

3.	With respect to Total Return Fund, Lord Abbett agrees for the period set forth in paragraph 5 below to waive the Fund’s Class I shareholder servicing expenses at the annual rate of 0.04% of the Fund’s average daily net assets.

4.	To limit each Fund’s total net annual operating expenses as specified above, Lord Abbett will waive the same amount of management and administrative services fees for each share class, but may reimburse different amounts of shareholder servicing expenses for each share class in its sole discretion.

5.	This Agreement will be effective from April 1, 2026 through March 31, 2027. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD, ABBETT & CO. LLC

By:	/s/ Randolph A. Stuzin
Randolph A. Stuzin
Member and Chief Legal Officer

LORD ABBETT INVESTMENT TRUST

By:	/s/Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President, Secretary and Chief Legal Officer